 \
J. Andrew Robison
Direct: (205) 521-8596
Fax: (205) 488-6596
arobison@babc.com
September 2, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Campus Crest Communities, Inc. Registration Statement on Form S-11 File No. 333-166834
Dear Ms. Garnett:
     On behalf of Campus Crest Communities, Inc., a Maryland corporation (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 4 to the Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission on August 17, 2010.
     This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated August 27, 2010, relating to the Registration Statement.
     We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
Our Distribution Policy, page 60
1.	We note your response to comment 3. We also note that management fee revenues are estimated based off 3% of revenues and 3% of net operating income. Since the three new properties in the joint venture have signed leases in place which should generate a predictable revenue stream we will not object to the inclusion of these fees based off 3% of revenues. As these are new properties, net operating income is more difficult to predict and with no past history of operations please revise to remove this portion of the estimated management fee revenues.

Response: In accordance with the staff’s comment, the Company has not included any income derived from the management fees based upon the net operating income of the three unconsolidated properties that opened in August 2010.

Karen J. Garnett
Securities and Exchange Commission
September 2, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Relationship with Encore, page 79
2.	Please identify for us the owners of Encore Interests, Inc. Also, please expand the last paragraph under this heading to describe the conditions under which Encore would purchase additional preferred membership interests. Clarify whether Encore would assign those additional membership interests to RJRC and whether you will be obligated to purchase those membership interests with additional net proceeds from this offering.

Response: Encore Interests, Inc., a Delaware corporation (“Encore”), is a special purpose vehicle formed by Encore Enterprises, Inc., a Mississippi corporation (“Encore Enterprises”), to purchase the preferred membership interest issued by CC-Encore. Encore is managed by Encore Enterprises, a real estate-focused investment and operating company. None of the Company, its management, predecessor or their respective affiliates has an ownership interest in Encore, Encore Enterprises or their respective affiliates. RJRC, LLC (“RJRC”), which is owned by certain associated persons of Raymond James & Associates, Inc. and affiliates of Encore, has no ownership interest in Encore or Encore Enterprises.

As disclosed in the Prospectus, Encore has assigned the preferred membership interest issued by CC-Encore to RJRC, and the Company is obligated to purchase the preferred membership interest upon completion of this offering. If this offering is not completed within the timeframe currently expected, contingent upon the CC-Encore properties meeting certain financial and operating performance targets, Encore has agreed to purchase up to an additional $2.5 million preferred membership interest in CC-Encore. Pursuant to the staff’s comment, disclosure has been added on page 82 of the Prospectus. The obligation to purchase an additional preferred membership interest in CC-Encore has also been assigned to RJRC. However, if this offering is completed within the timeframe currently expected, RJRC is not expected to purchase an additional $2.5 million preferred membership interest in CC-Encore; accordingly, the Company will not be obligated to purchase such additional membership interests with additional net proceeds from this offering.

3.	We note that Encore purchased the preferred membership interest in CC-Encore for $2.5 million and assigned the interest to RJRC for $2.35 million. Please revise to discuss how you determined that the price to purchase those interests from RJRC would be $3.9 million.

Response: As disclosed in the Prospectus, Encore purchased a $2.5 million preferred membership interest in CC-Encore. Thereafter, Encore assigned this interest to RJRC for $2.35 million. The Company is obligated to purchase this interest from RJRC for $3.9 million with a portion of the net proceeds from this offering. The $3.9 million contractual purchase price was the result of an arm’s length negotiation between Encore and the Company, and, in the Company’s determination, represented a market transaction at the time of its consummation for a preferred equity financing by

Karen J. Garnett
Securities and Exchange Commission
September 2, 2010

CC-Encore. In particular, the Company believes that the purchase price reflects the market terms that were available to it for what is essentially a preferred bridge financing by a private company (i.e., CC-Encore) whose sole assets consist of interests in private operating companies and student housing properties (i.e., interests in The Grove Student Properties, LLC, Campus Crest GP, LLC, Campus Crest Properties, LLC, Campus Crest Ventures I, LLC (“CCV I”), The Grove at Abilene, The Grove at Asheville, The Grove at Ellensburg, The Grove at Greeley, The Grove at Jacksonville, The Grove at Las Cruces, The Grove at Mobile—Phase I, The Grove at Mobile—Phase II and The Grove at Nacogdoches). Pursuant to the staff’s comment, disclosure has been added on page 82 of the Prospectus.
Liquidity and Capital Resources, page 93
4.	Please revise to include a discussion of the $2.35 million loan your subsidiary received from CC-Encore and describe the uses of those loan proceeds. Also, please describe the material terms of the loan, including interest rate payment dates, and maturity date. Clarify whether you intend to repay that loan with offering proceeds and, if so, revise your Use of Proceeds disclosure accordingly. Similarly, please describe your use of the $1.7 million cash proceeds received in connection with your transfer of interests in The Grove at Carrollton if that transaction is consummated.

Response: In response to the staff’s comment, language has been added to the Prospectus describing the (i) loan from CC-Encore to CCV I, (ii) use of the loan proceeds by CCV I and (iii) material terms of the loan. See page 81 and 82 of the Prospectus. The Company’s use of those proceeds for working capital purposes is disclosed on page 81 of the Prospectus. The “Liquidity and Capital Resources” section of the Prospectus was not revised, as this loan will be repaid in full as part of the formation transactions and will not be outstanding following the completion of this offering.

The Company will contribute to CCV I net offering proceeds in an amount equal to the approximately $3.9 million purchase price for the preferred membership interest in CC-Encore. CCV I will use approximately $2.35 million of the $3.9 million contribution to repay the loan to CC-Encore. The balance of the contribution will be used by CCV I to make a capital contribution to CC-Encore. CC-Encore will then purchase the preferred membership interest for $3.9 million and terminate. Upon termination, the interests contributed to CC-Encore will be distributed to the original contributing parties and the pledge of interests to Encore will be terminated. Upon the purchase of the preferred membership interest in CC-Encore, the termination of CC-Encore, the distribution of the interests originally contributed to CC-Encore, the termination of the pledge of interests to Encore and the transactions set forth in the contribution agreements entered into by MXT Capital, the Ricker Group and certain third party investors, the Company’s operating partnership will own 100% interests in 21 of its properties and an indirect 49.9% interest in six of its properties. The purchase of the preferred membership interest for $3.9

Karen J. Garnett
Securities and Exchange Commission
September 2, 2010

million (which represents the only use of proceeds relating to Encore and CC-Encore) is disclosed on page 82 of the Prospectus.

As noted on page 80 of the Prospectus, in the event that the Company receives the lender consents required to sell The Grove at Carrollton to HSRE III and completes that transaction, the Company intends to use the approximately $1.3 million of proceeds for working capital.
Structure and Formation, page 183
5.	Please tell us the impact, if any, on the formation transactions resulting from the formation of CC-Encore and the transfer of interests to that entity.

Response: The formation of CC-Encore and the transactions described in the Prospectus regarding the contribution of interests to CC-Encore and pledge of interests to Encore do not have any impact on the formation transactions described in the Prospectus. As noted in #4 above, following the purchase of the preferred membership interest in CC-Encore, the termination of CC-Encore, the distribution of the interests originally contributed to CC-Encore, the termination of the pledge of interests to Encore and the transactions set forth in the contribution agreements entered into by MXT Capital, the Ricker Group and certain third party investors, the Company’s operating partnership will own 100% interests in 21 of its properties and an indirect 49.9% interest in six of its properties.

6.	We note your response to comment 7 from our letter dated August 4, 2010. Please revise the disclosure to more clearly describe your acquisition of The Grove at Carrollton in the event that you do not receive the lender consents necessary for the transfer of your interest in this property to HSRE III.

Response: In response to the staff’s comment, language has been added to the Prospectus describing the manner in which the Company’s operating partnership will acquire 100% of the interest in The Grove at Carrollton in the event that the Company does not receive the lender consents required to sell The Grove at Carrollton to HSRE III. See pages 11, 80 and 192 of the Prospectus.
Underwriting
Other Relationships, page 242
7.	We note that Raymond James & Associates will receive a portion of the offering proceeds in connection with your purchase of preferred membership interests in CC-Encore from RJRC. Please tell us whether you will name a qualified independent underwriter that will be responsible for determining the price in your initial public offering and, if so, revise the disclosure accordingly.

Karen J. Garnett
Securities and Exchange Commission
September 2, 2010

Response: The Company notes the staff’s comment. Pursuant to National Association of Securities Dealers (“NASD”) Rule 2720(a)(1), a member with a “conflict of interest” may not participate in a public offering of securities unless such offering is priced by a “qualified independent underwriter” (a “QIU”), absent an available exemption. However, pursuant to NASD Rule 2720(f)(5), a conflict of interest arises (including a conflict of interest that arises if at least 5% of the public offering proceeds, net of the underwriting discount, is directed to a member or an affiliate of a member or associated persons of a member) only if a member is participating in a public offering of securities of an “entity.” The only person engaging in a public offering of its securities, here, is a REIT, as defined in Section 856 of the Internal Revenue Code; however, pursuant to NASD Rule 2720(f)(7)(B)(iii), a REIT is excluded from the definition of “entity.” Accordingly, because the preferred membership interest in question will be purchased by the issuer with a portion of the net proceeds of the issuer’s public offering and the issuer is a REIT, as described above, the issuer is not an “entity” for the purposes of NASD Rule 2720. Thus, even though an affiliate of one of the underwriters, a Financial Industry Regulatory Authority member, or associated persons of such member, may be entitled to receive 5% or more of the net offering proceeds of the issuer’s IPO in connection with the issuer’s purchase of a preferred membership interest issued by a subsidiary of such issuer, a “conflict of interest” under NASD Rule 2720 does not arise because the issuer is a REIT, as described above, and, thus, is not an “entity” for the purposes of NASD Rule 2720 (and, as noted above, a conflict of interest, for which pricing by QIU may be required can only arise with respect to a public offering of an “entity’s” public offering). Thus, based upon the foregoing, a QIU should not be required under NASD Rule 2720 in respect of the pricing of the issuer’s IPO by reason of the purchase by the issuer, a REIT, of the preferred membership interest which results in such issuer paying, or directing, 5% or more of the net offering proceeds of the IPO to an affiliate of one of the underwriters or associated persons of such underwriter.
     We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8596 or Paul S. Ware at 205.521.8624.
Very truly yours,
J. Andrew Robison
Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins